Contact

www.linkedin.com/in/amit-kukreja
(LinkedIn)

Top Skills

Microsoft Office

Public Speaking

Teamwork

Honors-Awards

National USA Debate Team Member

National Honor Society

Top Speaker Award

National Debate Champion

Amit Kukreja

if you do audio content, you need to check out what I'm building

New York City Metropolitan Area

Summary

My startup - if you're in the audio space, check it out:

https://apps.apple.com/us/app/audea/id1569904186

————

Experience

audea.io
CEO
April 2021 - Present (1 year 3 months)
New York City Metropolitan Area

Audea.io is attempting to reimagine how spoken word audio content is uploaded, distributed, and consumed. We are a startup that officially launched on April 5th, 2021. The simplest way to describe us would be "YouTube for audio," - we centralize audio and use search-based recommendations to deliver relevant audio content to consumers.

Since Launch, here's what we've done:

-       launched 3 months ago & have 1250+ users generating over 4100+ unique pieces of audio content (native content, not sourced RSS feed content existing on every podcast app)
-       people post on avg. 38 times a day (content is on average 15-30 minutes - premium audio storytelling, not small soundbites)
-       spent $0 on ads to recruit – most creators came from word of mouth
-       people are searching 41 times a day on the platform for content
-       over 15,000+ minutes (2hr/day avg.) of audio listened to on the platform
-       have over 1500 testimonials in written form (many 2-3 paragraphs long) explaining how much this product will solve audio discoverability problems

AKUKREJA Consulting, LLC
CEO
January 2016 - December 2020 (5 years)
New York City Metropolitan Area

Coming off my competitive success as a debater, I started my own communications consulting firm as a freshman in college, working with corporations and individuals (TED Speakers, Keynote Speakers, etc.) on refining their public speaking and communication skills. I was personally in charge of building entire communication-training curriculum for institutions with upwards of 300 clients. Clients from my consulting firm ended up winning national championships in debate competitions at Harvard, Princeton, and the University of Kentucky.

Education

Rutgers Business School
Business Management , Business · (2016 - 2020)

Science Park High School
 · (2012 - 2016)